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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May, 2006
Commission File Number 0-30860

Axcan Pharma Inc.
(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

This Form 6-K consists of: Axcan Pharma Inc.'s May 4, 2006 press release entitled "Axcan Announces Record Revenue of $72.8 million for the Second Quarter of Fiscal 2006" and its Interim Report for the Second Quarter ended March 31, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.
Date: May 9, 2006
	By:	/s/ STEVE GANNON Name: Steve Gannon Title: Senior Vice President and Chief Financial Officer

AXCAN PHARMA INC. 597, boul, Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-5138 1 800 565-3255 Fax: (450) 464-9979 www.axcan.com

SOURCE:	AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):	AXP

NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE: Press release for immediate distribution	May 4, 2006

AXCAN ANNOUNCES RECORD REVENUE OF $72.8 MILLION
FOR THE SECOND QUARTER OF FISCAL 2006

  •
  RECORD REVENUE OF $72.8 MILLION

  •
  DILUTED INCOME PER SHARE INCREASES TO $0.17 VERSUS $0.12 A YEAR EARLIER

  •
  SOLID BASE BUSINESS: REVENUE GROWTH OF 15%

MONT-SAINT-HILAIRE, QUEBEC — Axcan Pharma Inc. (NASDAQ: AXCA — TSX: AXP) today announced financial results for the second quarter of fiscal 2006, ended March 31, 2006 (all amounts are stated in U.S. dollars). Highlights for the second quarter are:

  •
  Record revenue of $72.8 million

  •
  Fully diluted income per share increased 42%, compared to the same period a year earlier

  •
  Revenue growth of 15% illustrates strength of base business

"We are delighted to report another strong quarter that once again highlights the financial and operational strength of the Company," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. "Axcan's second quarter results continue to demonstrate the solidity of our base business, which we believe will in turn allow us to accelerate future growth," he concluded.

Total revenue for the three months ended March 31, 2006, was $72.8 million, compared with $63.4 million for the second quarter of fiscal 2005, an increase of 15%.

Net income for the second quarter of 2006 was $8.3 million or $0.17 per share in spite of the $3.8 million or $0.07 per share write-down mentioned below, compared with net income of $5.4 million or $0.12 per share for the corresponding 2005 period. Following changes in the French pharmaceutical environment, which led to the re-pricing of certain of the Company's products in France, as well as to certain other of the Company's products in France to no longer be reimbursed, the Company decided to write-down a portion of the carrying value of intangible assets with a finite life associated with these products, which negatively affected net income by $3.8 million or $0.07 per share.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan's major projects follows:

ITAX

Results of the International Phase III trial assessing the efficacy of ITAX (itopride) in the treatment of Functional Dyspepsia did not confirm the efficacy observed in other studies, including the Phase II clinical trial. The Company is currently analyzing results of this study and conducting subgroup analyses in order to better understand the results. The top line results of the North American Phase III study are expected to be disclosed by the end of the first half of calendar 2006. In parallel to these studies, the Company is also conducting Phase I and IIa studies assessing the impact of Itopride on mechanistic functions in healthy volunteers and diabetic patients. The results of these studies should be available later in fiscal 2006. Results of the Functional Dyspepsia study and of the mechanistic study will allow the Company to decide the direction of the development program for Itopride.

HELIZIDE

Axcan recently filed an amendment to its New Drug Application for HELIZIDE, its patented capsule therapy for the eradication of Helicobacter pylori. Depending on the response of the Food and Drug administration ("FDA"), the Company could launch this product as early as the first half of calendar 2007.

CANASA / SALOFALK RECTAL GEL

Axcan recently completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. The Company plans to submit regulatory filings for approval in the United States and Canada in the second half of calendar 2006.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program demonstrated the tolerability and safety of NCX-1000. A therapeutic proof-of-concept Phase IIa study is currently underway.

URSODIOL DISULFATE

Axcan completed a proof-of-concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Acute and subchronic toxicity studies confirmed that the compound is safe and has no toxicity effect. A clinical, single ascending dose Phase I study evaluating the safety, tolerability and preliminary pharmacokinetics of this new molecule has recently been completed ahead of the earlier indicated timeline. Results are currently being analyzed. Assuming positive results, the Company plans to initiate a Phase IIa multiple ascending dose study in the second half of calendar 2006.

ULTRASE-VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs must receive approval before April 2008 in order to remain on the market. The FDA decided to require New Drug Applications for all pancreatic extract drug products after reviewing data that showed substantial variation among currently marketed products. Axcan has completed a Phase III study of VIOKASE that will serve as the basis of the New Drug Application. Additional studies on ULTRASE are currently carried on and anticipated to be completed and results submitted along with other clinical and Chemistry, Manufacturing and Control ("CMC") data in the form of a New Drug Application. The FDA recently published the final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting New Drug Applications. Based on these final guidelines, the Company is confident it should be able to submit New Drug Applications for both VIOKASE and ULTRASE by spring 2007.

NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis. Dose-ranging preclinical studies to assess the toxicity of NMK 150, paying special attention to duodenal irritation, were recently completed, and the results are being analyzed. NMK 150 was administered daily by oral capsules in these studies. A Phase I clinical trial was initiated as planned in the second quarter of fiscal 2006 and should be completed in the second half of calendar 2006.

OUTLOOK

Based on available information, the Company estimates that reductions in wholesaler inventory levels negatively impacted revenue by approximately $5 million for the second quarter of fiscal 2006. Although this amount seems unusually high, based on models and market data, the Company believes this decline results from a temporary lowering of inventory purchase for one specific product, by one of its wholesalers. The Company believes this to be an event that is outside of regular buying patterns and that, for other products in its portfolio, wholesaler inventory levels remain in the targeted range of eight to twelve weeks.

As further explained in the Management Discussion & Analysis ("MD&A") filed with this press release, in connection with a reorganization of its international operations due to changes in the French pharmaceutical environment and budgetary initiatives implemented by the French Government, the Company has undertaken steps to reduce its current workforce in Europe. To this end, Axcan's French subsidiary recently communicated a reorganization plan to the employee representatives in France. If this plan is implemented, it should allow Axcan's European infrastructure to focus its activities on sales and marketing of its products to gastroenterologists. Although income was not affected in this quarter, it is expected that income will be affected in the next quarter as the Company expects to record a one-time charge currently estimated to be $1.5 million for reorganization related costs.

REVENUE GUIDANCE FOR 2006

Axcan expects its revenue for the fiscal year ending September 30, 2006, to be in the range of $270 to $280 million, higher than its previously announced guidance of $260 million to $270 million.

During the second quarter, the Company realized stronger than expected revenue as some of its products in North America generated higher sales than initially budgeted. The Company also anticipates that revenue will be positively impacted in the second half of fiscal 2006, as the launch of a generic version of ursodiol in Canada, although still anticipated in the third quarter of Axcan's fiscal year, will occur later than initially expected. Finally, since the beginning of fiscal 2006, the Company products for which prescription data is available showed more positive overall prescription trends than anticipated, which should result in higher sales than initially budgeted.

Axcan's fiscal 2006 revenue guidance does not include any potential new product launches, licensing or acquisitions. The revenue guidance consists of projections, based upon various assumptions, all of which are subject to uncertainties and risks. Our assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2006 remaining in the range of eight to twelve weeks; the absence of any changes to GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; reimbursement amounts and policies, related to our products in all markets, not changing materially during the year; the absence of any material change in the regulatory status of the Company's current products and the absence of new competitive products and generic entries. Additional information on assumptions and risk factors that could cause actual results to differ can be found in the MD&A accompanying this press release as well as in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators.

INTERIM FINANCIAL REPORT

This release includes, by reference, the second quarter interim financial report incorporating the financial statements in accordance with U.S. GAAP, as well as the MD&A. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian Securities Regulators.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. EST, on May 5, 2006. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or (416) 644-3425 (international). A replay of the call will be available until May 12, 2006. The telephone number to access the replay of the call is (416) 640-1917 code 21186200#.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators.

The names CANASA, CARAFATE, DELURSAN, HELIZIDE, ITAX, LACTEOL, PANZYTRAT, SALOFALK, TAGAMET, TRANSULOSE, ULTRASE, URSO and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries. The name ADEKs is a registered trademark of Carlsson-Rensselaer Corporation.

INFORMATION:	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000 www.axcan.com

KEY PRODUCT INFORMATION

	Sales ($US M)			Prescriptions Increase(1) (%) in the United States only
	Q2	Year to date through Q2	12 months ended March 31, 2006	Q2		Year to date through Q2		12 months ended March 31, 2006
NORTH AMERICA
CANASA	9.9	22.0	36.9	10.0		10.0		11.0
SALOFALK	4.0	8.2	15.8	n/a		n/a		n/a
ULTRASE	13.4	21.4	41.8	1.0		2.0		3.0
URSO 250/FORTE/DS	13.2	29.5	56.5	13.0	(2)	15.0	(2)	17.0	(2)
CARAFATE	11.4	19.9	33.7	6.0		5.0		4.0
EUROPE
LACTEOL	5.7	10.8	19.5	n/a		n/a		n/a
PANZYTRAT	2.7	6.3	14.5	n/a		n/a		n/a
DELURSAN	3.3	6.7	13.2	n/a		n/a		n/a

(1)
Based on IMS Prescription data for products sold in the United States, as compared to the same period a year earlier

(2)
For sales of URSO 250 and URSO Forte, in the United States only

PRODUCTS IN NORTH AMERICA

CANASA

U.S. prescriptions for the first six months of fiscal 2006 were up 10%, compared to the same period in fiscal 2005.

U.S. sales for the first six months of fiscal 2006 increased 63.0%, compared to the same period in fiscal 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005.

ULTRASE

U.S. prescriptions for the first six months of fiscal 2006 increased 2.0%, compared to the same period in fiscal 2005. The Company expects prescriptions to continue to increase, as ULTRASE was listed as a single source product in June 2005, which makes it less likely to be substituted by generics.

U.S. sales for the first six months of fiscal 2006 increased 28.1%, compared to the same period in 2005, mainly due to the stabilization of the impact of wholesaler reductions in inventory levels that occurred in fiscal 2005, as well as price increases that occurred in fiscal 2005.

URSO 250/URSO FORTE

U.S. prescriptions for the first six months of fiscal 2006 were up 15.0%, compared with the same period a year earlier. During fiscal 2005, Axcan launched URSO Forte, a 500-mg dosage form of ursodiol, which contributed to overall prescription growth.

For the first six months of fiscal 2006, total sales in North America were up 46.7%, compared to the same period in fiscal 2005.

CARAFATE

U.S. prescriptions for the first six months of fiscal 2006 increased 5.0%, compared to the same period in fiscal 2005, following the new marketing campaign launched at the beginning of fiscal 2006.

For the first six months of fiscal 2006, U.S. sales decreased 14.1%, compared to the same period in fiscal 2005. However, sales increased 4.8% during the second quarter of fiscal 2006, compared to the same period in fiscal 2005.

PRODUCTS IN EUROPE

LACTÉOL

For the first six months of fiscal 2006, sales of LACTÉOL decreased 8.5%, compared to the same period in fiscal 2005. The apparent decrease is due to the currency exchange rate. In local currency, sales of LACTÉOL have remained stable.

PANZYTRAT

For the first six months of fiscal 2006, sales of PANZYTRAT decreased 5.4%, compared to the same period in 2005. The apparent decrease is due to the currency exchange rate. In local currency, PANZYTRAT sales increased 3.8%, compared to the same period in fiscal 2005.

DELURSAN

For the first six months of fiscal 2006, sales of DELURSAN increased 1.7%, compared to the same period in 2005. In local currency, DELURSAN sales increased 10.8%, compared to the same period in fiscal 2005.

AXCAN PHARMA Interim Report
Second Quarter March 31, 2006
Q2

OUR EXPERTISE

Focus on gastroenterology, our core area of knowledge

OUR PEOPLE

Foundation of our future success

OUR PIPELINE

Promise for better treatments

Dear Fellow Shareholders:

"We are delighted to report another strong quarter that once again highlights the financial and operational strength of the Company. Axcan's second quarter results continue to demonstrate the solidity of our base business, which we believe will in turn allow us to accelerate future growth."

Frank A.G.M. Verwiel, M.D. President and Chief Executive Officer

MANAGEMENT'S DISCUSSION
and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

OVERVIEW

        Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALO FALK and CANASA for the treatment of certain inflammatory bowel diseases; and CARAFATE/SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia.

        Further to budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies, including LACTEOL, and re-pricing of other pharmaceuticals, including TAGAMET and TRANSULOSE, according to the reference pricing guidelines set forth in the TFR ("Tarif Forfaitaire de Responsabilité"), management has taken these factors into consideration when reviewing the appropriate carrying value of its French subsidiary's intangible assets with a finite life associated mainly with TAGAMET and TRANSULOSE. As such, the Company's earnings for the quarter include a one time charge in the amount of $5.8 million for the write-down due to the partial impairment of the carrying value of these assets. The charge is equal to the excess of the carrying value of intangible assets, including items such as trademarks and other capitalized costs associated with these products over the estimated value of cash generated by the same products once adjusted for the effects of these legislative changes.

        In connection with a reorganization of its international operations due to these budgetary initiatives implemented by the French government, the Company has also undertaken steps which seek a reduction of its current workforce in Europe. To this end, on May 2, 2006, the Company's French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. If this plan is implemented, it should allow our European infrastructure to focus its activities on the sales and marketing of its products to gastroenterologists. We also anticipate recording one time restructuring charges of approximately $1.5 million in the third quarter of fiscal 2006. This has been disclosed as a subsequent event note in the Company's quarterly financial statements. In order to adopt and implement the restructuring plan, the management of the Company's French subsidiary will comply with local legislation, which includes a consultative process of the employee representatives. The charge to earnings for the cost of the plan includes such items as transition assistance, legal, cash severance costs to its affected employees as well as other administrative charges.

        Axcan reported revenue of $72.8 million, operating income of $12.7 million and net income of $8.3 million for the three-month period ended March 31, 2006. For the six-month period ended March 31, 2006, revenue was $143.4 million, operating income was $26.9 million and net income was $17.6 million. Revenue from sales of Axcan's products in the United States was $96.2 million (67.1% of total revenue) for the six-month period ended March 31, 2006, compared to $78.5 million (62.8% of total revenue) for the corresponding period of fiscal 2005. In Canada, revenue was $19.3 million (13.5% of total revenue) for the six-month period ended March 31, 2006, compared to $16.9 million (13.5% of total revenue) for the corresponding period of fiscal 2005. In Europe, revenue was $27.8 million (19.4% of total revenue) for the six-month period ended March 31, 2006, compared to $29.5 million (23.6% of total revenue) for the corresponding period of fiscal 2005.

        Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

        Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

        Axcan's annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan products for approved indications; and wholesaler buying patterns.

        Historically, wholesalers' business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to speculative purchasing of pharmaceutical products at pre-price increase prices and selling their product inventory to the trade at the new higher price. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. More recently, for a number of reasons, pharmaceutical manufacturers have not been increasing drug prices as frequently and the increases as a percentage have been lower. For these and other reasons, some wholesalers moved to a fee-for-service type arrangement where fees are now typically expressed as a percentage of the wholesaler's purchases from the manufacturer or as an amount per piece or per unit. For wholesalers, fee-for-service means their compensation will be periodic and volume activity based as opposed to price increase based.

        As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their carrying levels of inventory from their historical norms. Under the new model, manufacturers will now realize the benefit of price increases more rapidly and pay wholesalers for the services they provide on a fee-for-service basis. This change in wholesaler's business model has affected Axcan's revenue since fiscal 2005.

        Most importantly, the level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

CRITICAL ACCOUNTING POLICIES

        Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

USE OF ESTIMATES

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and charge-backs, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information and various other factors related to each circumstance available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

REVENUE RECOGNITION

        Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates and product returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

        We do not provide any forms of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $6.2 million and $7.5 million as of March 31, 2006, and September 30, 2005, respectively for estimated product returns.

        In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by the respective programs. We also establish and maintain reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on our best estimate of the product's utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $10.4 million and $4.8 million as of March 31, 2006, and September 30, 2005, respectively, for estimated rebates and chargebacks.

        During the quarter, the reserve for product returns was decreased by $1.6 million and the reserves for chargebacks and contract rebates were increased by a total of $4.4 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information available to the Company compared to prior periods.

        If the levels of chargebacks, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

GOODWILL AND INTANGIBLE ASSETS

        We have in the past acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company's activities or expected sales of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

        Intangible assets with finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006 during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE.

        As a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of March 31, 2006, and September 30, 2005.

        Also as a result of acquisitions of product rights and other identifiable intangible assets, we included $375.3 million and $388.9 million as net intangible assets on our consolidated balance sheets as of March 31, 2006, and September 30, 2005, respectively. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted-average remaining a m o rtization period of approximately 17 years, for the next five fiscal years, is approximately $15.4 million.

RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

	For the three-month periods ended March 31		For the six-month periods ended March 31
	2006%	2005%	2006%	2005%
Revenue	100.0	100.0	100.0	100.0

Cost of goods sold	25.4	32.3	25.6	29.8
Selling and administrative expenses	31.4	33.1	32.4	33.5
Research and development expenses	10.0	13.1	11.3	11.8
Depreciation and amortization	7.8	8.4	7.9	8.6
Partial write-down of intangible assets	8.0	—	4.0	—

	82.6	86.9	81.2	83.7

Operating income	17.4	13.1	18.8	16.3

Financial expenses	2.4	3.0	2.4	2.9
Interest income	(1.3)	(0.5)	(1.2)	(0.3)
Gain on foreign exchange	(0.5)	(0.3)	(0.4)	(0.4)

	0.6	2.2	0.8	2.2

Income before income taxes	16.8	10.9	18.0	14.1
Income taxes	5.4	2.3	5.7	3.5

Net income	11.4	8.6	12.3	10.6

PERIODS ENDED MARCH 31, 2006 COMPARED TO PERIODS ENDED MARCH 31, 2005

REVENUE

        For the three-month period ended March 31, 2006, revenue was $72.8 million compared to $63.4 million for the corresponding period of the preceding fiscal year, an increase of 14.8%. For the six-month period ended March 31, 2006, revenue was $143.4 million compared to $124.9 million for the corresponding period of the preceding fiscal year, an increase of 14.8%. These increases in revenue primarily resulted from higher sales in the United States. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers as they work towards reaching their targeted inventory levels. Major wholesalers in the United States reduced their inventory levels in fiscal 2005 and fiscal 2006.

        Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts and other allowances of $17.0 million (18.9% of gross revenue) for the three-month period ended March 31, 2006, and $9.8 million (13.4% of gross revenue) for the three-month period ended March 31, 2005. Deductions for product returns, chargebacks, contract rebates, discounts and other allowances were $28.6 million (16.6% of gross revenue) for the six-month period ended March 31, 2006, and $18.0 million (12.6% of gross revenue) for the six-month period ended March 31, 2005. These increases of total deductions as a percentage of gross revenue are primarily due to an increase in chargebacks and contract rebates reserves. During the quarter the reserve for product returns, charge-backs, contract rebates, discounts and other allowances was increased by $2.8 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information available to the Company compared to prior periods.

COST OF GOODS SOLD

        Cost of goods sold consists principally of cost of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended March 31, 2006, cost of goods sold decreased $2.0 million (9.8%) to $18.5 million from $20.5 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended March 31, 2006 decreased as compared to the corresponding period of the preceding fiscal year from 32.3% to 25.4%. For the six-month period ended March 31, 2006, cost of goods sold decreased $0.5 million (1.3%) to $36.7 million from $37.2 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the six-month period ended March 31, 2006 decreased as compared to the corresponding period of the preceding fiscal year from 29.8% to 25.6%. These decreases in the cost of goods sold as a percentage of revenue were due mainly to the increases in sales of products with a higher margin and the fact that cost of goods sold for the six-month period ended March 31, 2005 included $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

SELLING AND ADMINISTRATIVE EXPENSES

        Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.0 million (9.6%) to $22.9 million for the three-month period ended March 31, 2006, from $20.9 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2006, selling and administrative expenses increased $4.6 million (11.0%) to $46.5 million from $41.9 million for the corresponding period of the preceding fiscal year. The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $0.8 million (3.8%) for the three-month period ended March 31, 2006 and $1.7 million (4.1%) for the six-month period ended March 31, 2006. These increases are net of a reduction in expenses of $2.9 million following the reversal of the pending legal settlements accrual during the quart e r. These increases are also due to preparation for additional products to be marketed, additional marketing efforts on our current products, increased distribution cost following the signing of a new agreement with a major wholesaler and consulting fees for information technology implementation and regulatory compliance.

RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses decreased $1.0 million (12.0%) to $7.3 million for the three-month period ended March 31, 2006, from $8.3 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2006, research and development expenses increased $1.5 million (10.2%) to $16.2 million from $14.7 million for the corresponding period of the preceding fiscal year. This increase was mainly due to the Phase III development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia. Phase III is the most expensive stage of clinical development.

DEPRECIATION AND AMORTIZATION

        Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $0.3 million (5.7%) to $5.6 million for the three-month period ended March 31, 2006, from $5.3 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2006, depreciation and amortization increased $0.6 million (5.6%) to $11.3 million from $10.7 million for the corresponding period of the preceding fiscal year. These increases are mainly due to the amortization of LACTEOL and ADEKs which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

PARTIAL WRITE-DOWN OF INTANGIBLE ASSETS

        Further to budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary's intangible assets. Consequently, during the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded the estimated value of cash generated by these same products.

FINANCIAL EXPENSES

        Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $0.2 million (10.5%) to $1.7 million from $1.9 million for the corresponding period of the preceding fiscal year. For the six-month period ended March 31, 2006, financial expenses decreased $0.2 million (5.4%) to $3.5 million from $3.7 million for the corresponding period of the preceding fiscal year.

INCOME TAXES

        Income taxes amounted to $3.9 million for the three-month period ended March 31, 2006, compared to $1.5 million for the corresponding period of the preceding fiscal year. The effective tax rates were 32.1% for the three-month period ended March 31, 2006 and 21.7% for the three-month period ended March 31, 2005. For the six-month period ended March 31, 2006, income taxes amounted to $8.2 million compared to $4.4 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.7% for the six-month period ended March 31, 2006 and 25.0% for the six-month period ended March 31, 2005. These increases in effective tax rate are due in part to the research and development tax credits, deducted from the income taxes expense, of $0.5 million or 3.8% of reduction in effective tax rate for the three-month period ended March 31, 2006 compared to $0.5 million or 7.9% of reduction in effective tax rate for the corresponding period of the preceding fiscal year and of $1.2 million or 4.6% of reduction in effective tax rate for the six-month period ended March 31, 2006 compared to $1.1 million or 6.2% of reduction in effective tax rate for the corresponding period of the preceding fiscal year. These increases are also due to the fact that a greater part of our taxable income came from the United States where the income tax rate is higher. The Company is currently being audited by the Canadian Tax Authority, mainly on transfer pricing issues, for fiscal year 2002 to fiscal year 2004.

        The income tax expense and corresponding tax rate are summarized in the following tables:

	For the three-month periods ended March 31		For the six-month periods ended March 31
Income tax expense	2006 $	2005 $	2006 $	2005 $
Income tax	4,390	2,049	9,354	5,478
Research and development tax credits	(464)	(546)	(1,195)	(1,081)

Income tax expense	3,926	1,503	8,159	4,397

Income tax rate	2006 $	2005 $	2006 $	2005 $
Income tax	35.9	29.6	36.3	31.2
Research and development tax credits	(3.8)	(7.9)	(4.6)	(6.2)

Effective tax rate	32.1	21.7	31.7	25.0

NET INCOME

        Net income was $8.3 million or $0.18 of basic income per share and $0.17 of diluted income per share for the three-month period ended March 31, 2006, compared to $5.4 million or $0.12 of basic and diluted income per share for the corresponding period of the preceding year. Net income for the three-month period ended March 31, 2006 takes into account the expensing of stock-based compensation which amounted to $0.9 million after taxes. Had stock-based compensation been recorded in the prior year, the impact to net income for the three-month period ended March 31, 2005 would have been $0.8 million or $0.02 per share of basic and diluted income per share thus reducing net income to $4.6 million or $0.10 of basic and diluted income per share. The change in net income for the three-month period ended March 31, 2006 resulted mainly from an increase in revenue of $9.4 million and an increase in interest income of $0.7 million, which was offset partly by a $5.0 million increase in operating expenses and an increase in income taxes of $2.4 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.6 million for the three-month period ended March 31, 2005 to 45.7 million for the three-month period ended March 31, 2006, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts decreased from 55.4 million for the three-month period ended March 31, 2005 to 55.2 million for the three-month period ended March 31, 2006.

        Net income was $17.6 million or $0.38 of basic income per share and $0.36 of diluted income per share, for the six-month period ended March 31, 2006, compared to $13.2 million or $0.29 of basic income per share and $0.28 of diluted income per share for the corresponding period of the preceding year. Net income for the six-month period ended March 31, 2006 takes into account the expensing of stock-based compensation which amounted to $1.8 million after taxes. Had stock-based compensation been recorded in the prior year, the impact to net income for the six-month period ended March 31, 2005 would have been $1.9 million or $0.04 per share of basic income and diluted income per share thus reducing net income to $11.2 million or $0.25 of basic income per share and $0.24 of diluted income per share. The change in net income for the six-month period ended March 31, 2006 resulted mainly from an increase in revenue of $18.5 million and an increase in interest income of $1.4 million, which was offset partly by a $12.0 million increase in operating expenses and an increase in income taxes of $3.8 million.

CANADIAN GAAP

        The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended March 31, 2006 and 2005 are summarized in the following table:

	For the three-month periods ended March 31		For the six-month periods ended March 31
	2006 $	2005 $	2006 $	2005 $
Net income in accordance with U.S. GAAP	8,322	5,425	17,567	13,179
Implicit interest on convertible debt	(1,226)	(1,120)	(2,455)	(2,243)
Stock-based compensation expense	—	(1,131)	—	(2,431)
Amortization of new product acquisition costs	(12)	(12)	(26)	(26)
Income tax impact of the above adjustments	(105)	135	(268)	140

Net earnings in accordance with Canadian GAAP	6,979	3,297	14,818	8,619

        On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24.2 million was included in shareholders' equity as equity component of the convertible debt and an amount of $100.8 million was included in long-term debt, as the liability component of the convertible notes. For the six-month period ended March 31, 2006, implicit interest in the amount of $2.5 million ($2.2 million in 2005) was accounted for and added to the liability component.

        Since October 1, 2004, under Canadian GAAP, the effect of stock-based compensation has to be accounted for using the fair value method. Under U.S. GAAP, the effect of stock-based compensation has to be accounted for using the fair value method since October 1, 2005.

        Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

LIQUIDITY AND CAPITAL RESOURCES

        Axcan's cash, cash equivalents and short-term investments increased $44.1 million (45.2%) to $141.7 million at March 31, 2006 from $97.6 million at September 30, 2005. As of March 31, 2006, working capital was $166.0 million, compared to $132.0 million at September 30, 2005, an increase of $34.0 million (25.8%). These increases were mainly due to the cash flows from operating activities of $45.3 million for the six-month period ended March 31, 2006.

        Total assets increased $28.7 million (4.5%) to $670.1 million as of March 31, 2006 from $641.4 million as of September 30, 2005. Shareholders' equity increased $21.1 million (5.1%) to $438.7 million as of March 31, 2006 from $417.6 million as of September 30, 2005.

        Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of URSO.

        Axcan's research and development expenses totalled $19.9 million for fiscal 2004 and $31.9 million for fiscal 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that regulatory approvals of future products and extension of product indications, stemming from its research and development efforts, will significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

LINE OF CREDIT

        Effective September 22, 2004, the Company amended its existing credit facility with a banking syndicate. The amended credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

        The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of March 31, 2006, Axcan was in compliance with all covenants under the credit facility.

        The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers' acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or Euro equivalents. As of March 31, 2006, there was no amount outstanding under this credit facility.

CONVERTIBLE SUBORDINATED NOTES AND OTHER LONG-TERM DEBT

        Long-term debt, including instalments due within one year, totaled $127.1 million as of March 31, 2006 compared to $127.8 million as of September 30, 2005. As of March 31, 2006, the long-term debt included $1.0 million of bank loans, $1.1 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

        The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

CASH FLOWS

        Cash flows from operating activities decreased $2.0 million from $18.1 million of cash provided by operating activities for the quarter ended March 31, 2005 to $16.1 million for the quarter ended March 31, 2006. Cash flows from operating activities increased $18.4 million from $26.9 million of cash provided by operating activities for the six-month period ended March 31, 2005 to $45.3 million for the six-month period ended March 31, 2006. This increase is mainly due to the increase in net income and the fact that accounts receivable decreased by $5.6 million and accounts payable and accrued liabilities increased by $6.9 million during the six-month period ended March 31, 2006. Cash flows from financing activities were $0.3 million for the three-month period ended March 31, 2006. Cash flows used by investment activities for the three-month period ended March 31, 2006 were $21.0 million mainly due to the acquisition of short-term investments of $20.4 million and the cash used for the acquisition of property, plant and equipment for $0.6 million. Cash flows used by investment activities for the six-month period ended March 31, 2006 were $14.6 million mainly due to the net acquisition of short-term investments of $13.4 million and the cash used for the acquisition of property, plant and equipment for $1.2 million.

        Cash flows provided by investment activities for the six-month period ended March 31, 2005 were $7.8 million mainly due to the disposal of short-term investments of $11.4 million less the cash used for the acquisition of property, plant and equipment for $3.6 million.

OFF-BALANCE SHEET ARRANGEMENTS

        Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

        The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of March 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at March 31, 2006 or certain other purchase obligations as discussed below:

	For the twelve-month periods ending March 31,
	2007 $	2008 $	2009 $	2010 $	2011 and thereafter $
Long-term debt	1,365	125,601	153	13	—
Operating leases	1,593	1,070	660	16	—
Other commitments	302	475	716	250	—

	3,260	127,146	1,529	279	0

        Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

        The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

EFFECT OF RECENTLY ISSUED U.S. ACCOUNTING PRONOUNCEMENTS

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously, such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, "Accounting for Stock-Based Compensation". The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. The adoption resulted in an increase in compensation cost of $2.0 million for the six-month period ended March 31, 2006.

EARNINGS COVERAGE

        Under U.S. GAAP, for the twelve-month period ended March 31, 2006, our interest requirements amounted to $6.1 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 8.13 to one.

        Under Canadian GAAP, for the twelve-month period ended March 31, 2006, our interest requirements amounted to $11.4 million on a pro-forma basis, and our earnings coverage ratio was 4.39 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.3 million as required by Canadian GAAP.

RISK FACTORS

        Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations. Risks other than those described below can be found in Part III — Business of Axcan, of the Company's Annual Information Form.

FOREIGN CURRENCY RISK

        Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

        The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan' s consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

        Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

        The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan's shares.

FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

        This MD&A has been prepared as of May 2, 2006. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

On behalf of Management,

Steve Gannon
Senior Vice President, Finance
and Chief Financial Officer

CONSOLIDATED
FINANCIAL STATEMENTS

TABLE OF CONTENTS

Financial Statements
Consolidated Balance Sheets	14
Consolidated Shareholders' Equity	15
Consolidated Cash Flows	16
Consolidated Operations	17
Notes to Consolidated Financial Statements	18

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	September 30, 2005
(in thousands of U.S. dollars, except share related data)	(unaudited) $	$
Assets
Current assets
Cash and cash equivalents	110,612	79,969
Short-term investments available for sale	31,040	17,619
Accounts receivable, net	31,993	37,587
Income taxes receivable	8,630	8,351
Inventories (Note 3)	39,430	36,016
Prepaid expenses and deposits	3,723	1,771
Deferred income taxes	6,845	9,044

Total current assets	232,273	190,357
Property, plant and equipment, net	29,916	31,673
Intangible assets, net (Note 4)	375,340	388,921
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	2,022	2,577
Deferred income taxes	3,049	412

Total assets	670,067	641,407

Liabilities
Current liabilities
Accounts payable and accrued liabilities	59,521	52,990
Income taxes payable	3,994	3,247
Instalments on long-term debt	1,365	1,497
Deferred income taxes	1,398	602

Total current liabilities	66,278	58,336
Long-term debt	125,767	126,332
Deferred income taxes	39,346	39,135

Total liabilities	231,391	223,803

Shareholders' Equity
Capital stock
Preferred shares, without par value; unlimited shares authorized; no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized; 45,769,214 issued as at March 31, 2006 and 45,682,175 as at September 30, 2005	262,468	261,714
Retained earnings	156,354	138,787
Additional paid-in capital	3,376	1,329
Accumulated other comprehensive income	16,478	15,774

Total shareholders' equity	438,676	417,604

Total liabilities and shareholders' equity	670,067	641,407

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED SHAREHOLDERS' EQUITY

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
(in thousands of U.S. dollars, except share related data) (unaudited)
Common shares (number)
Balance, beginning of period	45,688,344	45,581,050	45,682,175	45,562,336
Shares issued pursuant to the stock option plan	80,870	37,201	87,039	55,915

Balance, end of period	45,769,214	45,618,251	45,769,214	45,618,251

	$	$	$	$
Common shares
Balance, beginning of period	261,780	260,799	261,714	260,643
Shares issued pursuant to the stock option plan	688	401	754	557

Balance, end of period	262,468	261,200	262,468	261,200

Retained earnings
Balance, beginning of period	148,032	120,116	138,787	112,362
Net income	8,322	5,425	17,567	13,179

Balance, end of period	156,354	125,541	156,354	125,541

Additional paid-in capital
Balance, beginning of period	2,401	980	1,329	—
Stock-based compensation expense	918	—	1,990	—
Income tax deductions on stock options exercise	57	130	57	1,110

Balance, end of period	3,376	1,110	3,376	1,110

Accumulated other comprehensive income (loss)
Balance, beginning of period	13,599	29,919	15,774	19,071
Foreign currency translation adjustments	2,879	(5,494)	704	5,354

Balance, end of period	16,478	24,425	16,478	24,425

Total shareholders' equity	438,676	412,276	438,676	412,276

Comprehensive income (loss)
Foreign currency translation adjustments	2,879	(5,494)	704	5,354
Net income	8,322	5,425	17,567	13,179

Total comprehensive income	11,201	(69)	18,271	18,533

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED CASH FLOWS

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
(in thousands of U.S. dollars) (unaudited)	$	$	$	$
Operations
Net income	8,322	5,425	17,567	13,179
Non-cash items
Amortization of deferred debt issue expenses	280	275	555	550
Other depreciation and amortization	5,649	5,330	11,283	10,694
Partial write-down of intangible assets	5,800	—	5,800	—
Stock-based compensation expense	918	—	1,990	—
Foreign currency fluctuation	273	(126)	(10)	(142)
Deferred income taxes	(1,357)	(1,886)	(78)	(1,285)
Changes in working capital items
Accounts receivable	(7,259)	(2,646)	5,617	(2,784)
Income taxes receivable	(735)	3,383	(329)	2,701
Inventories	(3,299)	3,418	(2,977)	2,293
Prepaid expenses and deposits	(137)	550	(1,861)	(172)
Accounts payable and accrued liabilities	8,477	4,825	6,908	(424)
Income taxes payable	(878)	(451)	849	2,304

Cash flows from operating activities	16,054	18,097	45,314	26,914

Financing
Repayment of long-term debt	(371)	(488)	(739)	(957)
Deferred debt issue expenses	—	—	—	(589)
Issue of shares	688	401	754	557

Cash flows from financing activities	317	(87)	15	(989)

Investment
Acquisition of short-term investments	(20,418)	(1,395)	(20,418)	(1,395)
Disposal of short-term investments	—	—	6,997	12,822
Acquisition of property, plant and equipment	(587)	(1,752)	(1,153)	(3,586)
Acquisition of intangible assets	(20)	(14)	(20)	(22)

Cash flows from investment activities	(21,025)	(3,161)	(14,594)	7,819

Foreign exchange gain (loss) on cash held in foreignm currencies	28	(114)	(92)	61

Net increase (decrease) in cash and cash equivalents	(4,626)	14,735	30,643	33,805
Cash and cash equivalents, beginning of period	115,238	41,049	79,969	21,979

Cash and cash equivalents, end of period	110,612	55,784	110,612	55,784

Additional information
Interest received	948	286	1,845	385
Interest paid	33	176	2,713	2,874
Income taxes paid	7,000	2,103	7,814	3,372

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED OPERATIONS

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
(in thousands of U.S. dollars, except share related data) (unaudited)	$	$	$	$
Revenue	72,770	63,364	143,409	124,947

Cost of goods sold excluding depreciation and amortization	18,466	20,469	36,695	37,226
Selling and administrative expenses	22,888	20,948	46,530	41,905
Research and development expenses	7,288	8,313	16,182	14,702
Depreciation and amortization	5,649	5,330	11,283	10,694
Partial write-down of intangible assets	5,800	—	5,800	—

	60,091	55,060	116,490	104,527

Operating income	12,679	8,304	26,919	20,420

Financial expenses	1,737	1,869	3,495	3,656
Interest income	(971)	(286)	(1,757)	(372)
Gain on foreign currency	(335)	(207)	(545)	(440)

	431	1,376	1,193	2,844

Income before income taxes	12,248	6,928	25,726	17,576
Income taxes	3,926	1,503	8,159	4,397

Net income	8,322	5,425	17,567	13,179

Income per common share
Basic	0.18	0.12	0.38	0.29
Diluted	0.17	0.12	0.36	0.28

Weighted average number of common shares
Basic	45,712,790	45,599,780	45,711,291	45,582,668
Diluted	55,215,847	55,442,988	55,140,379	55,367,112

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

  The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2005 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company' s audited financial statements for the year ended September 30, 2005. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.     CHANGE IN ACCOUNTING POLICIES

  In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment". SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using the Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued To Employees", and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, "Accounting for Stock-Based Compensation". The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach.

  If this change in accounting policy had been applied to the previous fiscal year, the Company's net income, basic income per share and diluted income per share for the periods ended March 31, 2005 would have been reduced on a pro-forma basis as follows:

	For the three-month period ended March 31, 2005	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2005	For the six-month period ended March 31, 2005
	As reported $	Pro-forma $	As reported $	Pro-forma $
Net income	5,425	4,580	13,179	11,237
Basic income per share	0.12	0.10	0.29	0.25
Diluted income per share	0.12	0.10	0.28	0.24

  The estimated fair value of granted stock options for the periods ended March 31, 2006 and 2005 using the Black-Scholes model was as follows:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
Fair value per option	$7.67	$7.45	$6.61	$7.09
Assumptions used
Expected volatility	42%	43%	42%	43%
Risk-free interest rate	4.12%	3.76%	4.28%	4.08%
Expected option life (years)	6	6	6	6
Expected dividend	—	—	—	—

3.     INVENTORIES

	March 31, 2006	September 30, 2005
	$	$
Raw materials and packaging material	17,008	18,710
Work in progress	1,456	1,547
Finished goods	20,966	15,759

	39,430	36,016

4.     Intangible Assets

	March 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	339,634	50,970	288,664
Indefinite life	98,726	12,050	86,676

	438,360	63,020	375,340

	September 30, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	334,749	45,841	288,908
Indefinite life	112,430	12,417	100,013

	447,179	58,258	388,921

  Further to budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary's intangible assets.

  During the three-month period ended March 31, 2006, a partial write-down of $5,800,000 was recognized on a French line of products including TAGAMET and TRANSULOSE as the carrying value of the intangible assets associated with these products exceeded the estimated value of cash generated by these same products.

  The cost of the products LACTEOL and ADEKs has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to these products and resulting in the modification of their useful life. The net cost of these products as of October 1, 2005, which amounted to $13,520,565, is therefore amortized over a 15-year period.

5.     SEGMENTED INFORMATION

  The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

  The Company operates in the following geographic areas:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Revenue
Canada
Domestic sales	9,143	7,710	19,327	16,900
Foreign sales	—	—	—	—
United States
Domestic sales	48,089	39,100	92,998	76,128
Foreign sales	1,850	1,182	3,196	2,339
Europe
Domestic sales	11,007	12,525	23,152	24,268
Foreign sales	2,614	2,769	4,636	5,192
Other	67	78	100	120

	72,770	63,364	143,409	124,947

	March 31, 2006	September 30, 2005
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	38,455	39,506
United States	125,777	127,915
Europe	241,060	252,509
Other	27,431	28,131

	432,723	448,061

  Revenue is attributed to geographic segments based on the sales country of origin.

6.     FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED OPERATIONS

  a)
  Financial expenses

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Interest on long-term debt	1,347	1,448	2,722	2,882
Bank charges	31	41	60	48
Financing fees	79	105	158	176
Amortization of deferred debt issue expenses	280	275	555	550

	1,737	1,869	3,495	3,656

  b)
  Selling and administrative expenses

    Selling and administrative expenses include the following:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Shipping and handling expenses	2,644	1,271	3,902	2,275
Advertising expenses	1,920	4,104	5,989	8,729
  c)
  Other information

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Rental expenses	568	287	858	574
Depreciation of property, plant and equipment	1,426	1,298	2,832	2,599
Amortization of intangible assets	4,223	4,032	8,451	8,095
  d)
  Income per common share

    The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Net income available to common shareholders
Basic	8,322	5,425	17,567	13,179
Interest and amortization of deferred debt issue expenses relating to the convertible subordinated notes, net of income taxes	1,069	1,055	2,190	2,134

Net income available to common shareholders on a diluted basis	9,391	6,480	19,757	15,313

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
Weighted average number of common shares
Weighted average number of common shares outstanding	45,712,790	45,599,780	45,711,291	45,582,668
Effect of dilutive stock options	578,944	919,095	504,975	860,331
Effect of dilutive convertible subordinated notes	8,924,113	8,924,113	8,924,113	8,924,113

Adjusted weighted average number of common shares outstanding	55,215,847	55,442,988	55,140,379	55,367,112

Number of common shares outstanding as at May 1, 2006	45,769,214

    Options to purchase 883,450 and 271,200 common shares were outstanding as at March 31, 2006 and 2005 respectively but were not included in the computation of diluted income per share for the six-month periods ended March 31, 2006 and 2005 respectively because the exercise price of the options was greater than the average market price of the common shares.

    The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

  e)
  Employee benefit plan

    A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the six-month period ended March 31, 2006, the Company made matching contributions to the Plan totalling $222,262 ($272,185 in 2005).

7.     CONTINGENCIES

  The Company's subsidiary, Axcan Scandipharm, had been named along with other third parties, as defendants in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line's manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. This claim was based on contractual and indemnity issues and the parties had agreed to settle their dispute through binding arbitration. The Company accrued $2,900,000 to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company revaluated its exposure and this accrual was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by the same amount.

8.     SUBSEQUENT EVENT

  In connection with a reorganization of its international operations due to budgetary initiatives implemented by the French government, the Company has undertaken steps which seek a reduction of its current workforce in Europe. To this end, on May 2, 2006, the Company's French subsidiary communicated a reorganization plan to the employee-representatives in France aimed at reducing its work-force. If this plan is implemented, the Company anticipates recording one time restructuring charges of approximately $1,500,000 during the three-month period ending June 30, 2006.

9.     SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
        THE UNITED STATES AND IN CANADA

  The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005	For the six-month period ended March 31, 2006	For the six-month period ended March 31, 2005
	$	$	$	$
Operations adjustments
Net income in accordance with U.S. GAAP	8,322	5,425	17,567	13,179
Implicit interest on convertible debt	(1,226)	(1,120)	(2,455)	(2,243)
Stock-based compensation expense	—	(1,131)	—	(2,431)
Amortization of new product acquisition costs	(12)	(12)	(26)	(26)
Income tax impact of the above adjustments	(105)	135	(268)	140

Net earnings in accordance with Canadian GAAP	6,979	3,297	14,818	8,619

Earnings per share in accordance with Canadian GAAP
Basic	0.15	0.07	0.32	0.19
Diluted	0.15	0.07	0.32	0.19

	March 31, 2006		September 30, 2005
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
	$	$	$	$
Balance sheet adjustments
Current assets	232,273	232,273	190,357	190,357
Property, plant and equipment	29,916	29,916	31,673	31,673
Intangible assets	375,340	387,622	388,921	401,229
Goodwill	27,467	28,862	27,467	28,862
Deferred debt issue expenses	2,022	2,022	2,577	2,577
Deferred income tax asset	3,049	2,770	412	412
Current liabilities	66,278	66,278	58,336	58,336
Long-term debt	125,767	115,140	126,332	113,250
Deferred income tax liability	39,346	40,435	39,135	40,234
Shareholders' equity
Equity component of convertible debt	—	24,239	—	24,239
Capital stock	262,468	274,181	261,714	273,022
Additional paid-in capital	3,376	14,934	1,329	13,293
Retained earnings	156,354	127,624	138,787	112,806
Accumulated foreign currency translation adjustments	16,478	20,634	15,774	19,930

CORPORATE INFORMATION

Axcan is a leading specialty pharmaceutical company focused in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory Bowel Disease, Irritable Bowel Syndrome, cholestatic liver diseases, and complications related to Cystic Fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Today, the Company counts more than 450 employees worldwide.

Headquartered in Mont-St-Hilaire, Quebec, Canada, Axcan's common shares are traded on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

CORPORATE OFFICE

Axcan Pharma Inc.
597 Laurier Boulevard
Mont-Saint-Hilaire, Quebec
Canada J3H 6C4
Telephone: (450) 467-5138 or (800) 565-3255
Fax: (450) 464-9979
Web site: www.axcan.com

INVESTOR RELATIONS

Isabelle Adjahi
Director, Investor Relations
Telephone: (450) 467-5138 or (800) 565-3255
Fax: (450) 464-9979
E-mail: iadjahi@axcan.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Telephone: (800) 332-0095
www.computershare.com

Ce document est aussi disponible en francais.

AXCAN PHARMA INC.
©2006-All rights reserved

Printed in Canada

The names CANASA, CARAFATE, DELURSAN, HELIZIDE, ITAX, LACTEOL, PANZYTRAT, SALOFALK, SULCRATE, TAGAMET, TRANSULOSE, ULTRASE, URSO/URSO 250, URSO FORTE, URSO DS and VIOKASE appearing in this quarterly report are trademarks and registered trademarks of Axcan and its subsidiaries; the name ADEKs is a registered trademark of Carlsson-Rensselaer Corporation.

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SIGNATURES
CONSOLIDATED SHAREHOLDERS' EQUITY
CONSOLIDATED CASH FLOWS
CONSOLIDATED OPERATIONS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)
CORPORATE INFORMATION